UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission file number: 001-41568

Erayak Power Solution Group Inc.

(Registrant’s name)

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 20, 2024, Erayak Power Solution Group Inc., a Cayman Islands exempted company (the “Company”) entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain purchasers (“Purchasers”) listed on the signature pages thereto (the “Purchasers”), in connection with the issuance and sale (the “Private Placement”) of (i) an aggregate of 16,000,000 Class A ordinary shares, par value US$0.0001 per share, of the Company (the “Class A Ordinary Shares”) and (ii) warrants (the “Warrants,” together with the Class A Ordinary Shares, the “Securities”) to purchase an aggregate of 32,000,000 Class A Ordinary Shares at an exercise price of $0.50 per share, subject to adjustment as provided therein, for an aggregate of purchase price of $8,000,000. The Warrants will become exercisable for cash or on a cashless basis upon issuance and will expire three years after the issuance date. The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by the full text of the Warrants, the form of which is attached hereto as Exhibit 4.1.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company and the Purchasers, and indemnification obligations of the Company against certain liabilities, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The provisions of the Securities Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the Company. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Securities and Exchange Commission. The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of that agreement, the form of which is attached hereto as Exhibit 10.1.

The sale of the Securities is being made pursuant to pursuant to the provisions of Regulation S promulgated thereunder. No placement agent was involved in the Private Placement.

On the same day, the parties closed the Private Placement. The Company intends to use the net proceeds from the Private Placement for working capital purposes.

EXHIBIT INDEX

Exhibit	Description
4.1	Form of Warrant
10.1	Form of Securities Purchase Agreement by and between the Company and the Purchasers listed on the signature pages thereto

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Erayak Power Solution Group Inc.

Dated: May 20, 2024	By:	/s/ Lingyi Kong
Lingyi Kong
Chief Executive Officer

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